PJD 3/4

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SECURITI ON

10028437

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
NIA Securities.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 State Route 17 North
(No. and Street)

Paramus (City) New Jersey (State) 07652 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Marr (201) 845-6600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City) New Jersey (State) 07039-1711 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

PJD 3/11

AFFIRMATION

I, Terry Marr, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to NIA Securities, LLC for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Terry Marr
Title: President

Date: 2/25/2010

Sworn to and subscribed before me
This 25th day of Feb, 2010

Notary Public

MARIA J. WRIGHT
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 5/1/2013

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Independent Auditors' Report
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Member's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

NIA SECURITIES, LLC

DECEMBER 31, 2009

CONTENTS

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Member and Directors of
NIA Securities, LLC
Paramus, New Jersey

We have audited the accompanying statement of financial condition sheet of NIA Securities, LLC as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NIA Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 23, 2010

NIA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	37,769
Commissions receivable		593,418
Due from clearing organization		158,576
Deposit with clearing broker		100,000
Prepaid expenses		1,017
Exchange account		10,147
Prepaid commissions		2,246
Total Assets	$	903,173

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	696,210
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		206,963
Total Liabilities and Member's Equity	$	903,173

The accompanying notes are an integral part of these financial statements.

NIA SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

COMMISSION REVENUE	$ 1,300,860
OPERATING EXPENSES:	
General and administrative expenses:	
Payroll, payroll taxes and benefits	76,631
Regulatory fees	16,097
Commissions	1,046,834
Clearance charges	27,241
Overhead expenses	120,000
Other expenses	6,482
Total Operating Expenses	1,293,285
NET INCOME	$ 7,575

NIA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Member's Equity, January 1, 2009	$ 199,388
Net Income	7,575
Member's Equity, December 31, 2009	$ 206,963

NIA SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net income	$	7,575
Adjustments to reconcile net income to net cash (used for) provided by operating activities:		
Changes in certain assets and liabilities:		
Commissions receivable		(559,558)
Due from clearing organization		(43,851)
Prepaid expenses		848
Prepaid commissions		17,992
Exchange account		(10,147)
Accounts payable and accrued expenses		454,567
Net Cash Used for Operating Activities		(132,574)
NET DECREASE IN CASH		(132,574)
CASH		
Beginning of year		170,343
End of year	$	37,769

NOTE 1 - ORGANIZATION:

Organization:
NIA Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the *FASB Accounting Standards Codification.*

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method.

Commissions Receivable:
The Company's commission's receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. At December 31, 2009, the allowance is deemed immaterial.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. At December 31, 2009, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2009 through February 23, 2010, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements

NOTE 3 - CLEARING DEPOSIT - PERSHING:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms. Pursuant to the Agreement, the Company has a $100,000 deposit on account with the Clearing Broker. The deposit with the Clearing Broker is for the exclusive benefit of customers, as required under rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2009, the amount due from the Clearing Broker was $100,000.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 5 - NET CAPITAL REQUIREMENTS: (CONTINUED)

At December 31, 2009, the Company has net capital of $132,724, which was $82,724 in excess of its minimum dollar net capital requirement of $50,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has an operating agreement whereby certain expenses of the Company are paid by the Company's parent and the parent charges the Company a pre-determined monthly fee. At December 31, 2009, expense related to this operating agreement was $120,000. In addition, the Company pays the parent a commission on certain transactions throughout the year. Commission expense to the parent amounted to $325,044 at December 31, 2009.

At December 31, 2009, the Company has recorded a liability to the parent of $314,587 related to the above transactions. At December 31, 2009, this liability is recoded in accounts payable and accrued expenses in the statement of financial condition.

Effective January 1, 2010, the Company no longer has an operating agreement with the parent.

NOTE 7 – BENEFIT PLANS:

The Company participates in the parent's 401(k) defined contribution profit sharing plan which covers all eligible employees. The plan provides for a discretionary matching policy which allows the Company to match 30% of employee contributions of up to 6%.

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Member and Directors of
NIA Securities, LLC
Paramus, New Jersey

We have audited the accompanying financial statements of NIA Securities, LLC as of December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 23, 2010

NIA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:	
Total member's equity qualified for net capital	$ 206,963
Deductions and charges:	
Nonallowable assets:	
Prepaid comissions	2,246
Prepaid expenses	1,017
Exchange account	10,147
Commissions receivable	59,619
Total Nonallowable Assets	73,029
Net Capital Before Haircuts on Securities Position	133,934
Haircuts on securities:	
Money market	1,210
Total Haircuts on Securities Positions	1,210
NET CAPITAL	$ 132,724
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accounts payable and other accrued expenses	$ 696,210
TOTAL AGGREGATE INDEBTEDNESS	$ 696,210
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirement	$ 50,000
Excess net capital	$ 82,724
Excess net capital at 1000%	$ 63,103
Ratio: aggregate indebtedness to net capital	5.2 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of December 31, 2009:	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$ 132,724
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 132,724

See independent auditors' report on supplementary information.

NIA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NIA Securities, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of rule 15c3-3. All customer transactions have been cleared through another broker-dealer (Pershing, LLC) on a fully disclosed basis.

NIA SECURITIES LLC,

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2009

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Directors of
NIA Securities, LLC
Paramus, New Jersey

In planning and performing our audit of the financial statements and supplementary information of NIA Securities Corp. (the "Company") for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the Untied States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 23, 2010

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member and Directors of
NIA Securities, LLC
Paramus, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by NIA Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating NIA Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NIA Securities, LLC's management is responsible for the NIA Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

050591 FINRA DEC
NIA SECURITIES LLC 10*10
66 STATE RT 17
PARAMUS NJ 07652

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nebrissa Song 917843-4499

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,181
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (263)
1/6/2009, 9/23/09
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 1,918
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 1,918
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,918
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NIA Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27th day of Feb, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,163,222

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 279,240

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 11,530

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 290,770

2d. SIPC Net Operating Revenues $ 872,452

2e. General Assessment @ .0025 $ 2,181

(to page 1 but not less than $150 minimum)

NIA SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2009